Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-130812

333-102966
333-106824

PROSPECTUS

XM SATELLITE RADIO HOLDINGS INC.

37,112,298 Shares of Common Stock

Corporate Headquarters:

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

On January 28, 2003, we completed a private placement raising gross proceeds of $225,000,000 through the sale of $210,000,000 aggregate initial value of our 10% senior secured discount convertible notes due 2009 and $15,000,000 of our Class A common stock. At the closing, we entered into a registration rights agreement with the purchasers in the private placement. Under that agreement, we agreed to register for resale the shares of Class A common stock issued with respect to our 10% notes as well as the shares issued with respect to our 8.25% Series C convertible redeemable preferred stock, which was issued in August 2000.

On September 22, 2006, we agreed to issue 28,914,976 shares of Class A common stock to certain of the selling securityholders named in this prospectus in exchange for approximately $42.6 million aggregate principal amount at maturity of our 10% notes and 79,246 shares of our Series C preferred stock. On September 26, 2006, we launched a tender offer to incentivize the conversion of our remaining 10% notes by offering $320.80, payable solely in shares of our Class A common stock, for each $1,000 of 10% notes validly tendered. This prospectus relates to the resale of the shares of Class A common stock issued to the selling securityholders and includes shares previously registered under existing shelf registration statements as well as certain newly registered shares issued to incentivize the conversion of our 10% notes and as a redemption premium for the Series C preferred stock.

This prospectus also relates to and updates the prospectus filed as part of our registration statements on Form S-3 (No. 333-102966 and No. 333-106824), which relate to shares of Class A common stock underlying the 10% notes and other shares issued in the January 2003 private placement, the Series C preferred stock and other private issuances. Since this prospectus relates only to the selling securityholders named herein, it updates only the information contained in that prospectus under the captions “Summary,” “Risk Factors,” “Use of Proceeds,” “Plan of Distribution,” “Legal Matters,” “Experts,” “Incorporation of Documents by Reference” and “Where You Can Find Additional Information.” This prospectus updates the information contained in that prospectus under the caption “Selling Securityholders” only as to the selling securityholders named in this prospectus.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “XMSR.” On November 10, 2006, the last reported sale price of our Class A common stock was $13.20.

An investment in our securities involves risks. Please read the section entitled “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is November 13, 2006.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, those set forth below. For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” beginning on page 2.

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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SUMMARY

Our Business

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide and over the internet for a monthly subscription fee to over 7 million subscribers as of September 30, 2006. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, commercial-free music channels and digital sound quality.

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

January 2003 Issuance of Shares and Convertible Notes

On January 28, 2003, we announced that we had completed three separate financing transactions consisting of (1) an exchange offer relating to $325 million aggregate principal amount of outstanding debt issued by our subsidiary, XM Satellite Radio Inc., or “XM,” (2) a restructuring of our payment obligations to General Motors Corporation, and (3) a private placement resulting in gross proceeds to us of $225 million, which is described briefly below. You can obtain more information regarding these financing transactions by reviewing a copy of our Current Report on Form 8-K, filed with the SEC on January 29, 2003.

In one of these transactions, we closed on the sale of $210 million in initial value of our 10% senior secured discount convertible notes due December 31, 2009 to several investors. Interest on these notes accreted at a rate of 10% per year through December 31, 2005, so that at January 1, 2006 the aggregate principal amount of the originally issued notes would have been $279.3 million. From January 1, 2006, interest has accrued at a rate of 10% per year, payable semi-annually in cash or, at our option, in additional notes. The accreted value of notes is convertible at any time in whole or in part into shares of our Class A common stock at the option of the holders at a conversion price of $3.18. The conversion price is subject to equitable adjustment from time to time in the event of stock splits, recapitalizations and similar events. We do not have the right to prepay or redeem these notes, but have the ability after four years to require the conversion of the notes into Class A common stock in limited circumstances. This mandatory conversion would only be available to us if:

•	we achieve break-even in our earnings before interest, taxes, depreciation and amortization;

•	our Class A common stock trades at 200% of the conversion price for a specified period of time;

•	the aggregate amount of our outstanding indebtedness after conversion is less than $250 million; and

•	our Series C preferred stock is no longer outstanding.

Also on January 28, 2003, we closed on our agreement to sell 5,555,556 shares of our Class A common stock to an institutional investor at a purchase price of $15 million, or $2.70 per share. We agreed with the purchaser of our Class A common stock and the purchasers of the notes that we would register for resale their Class A common stock or the Class A common stock issuable upon conversion of these notes.

Issuance of Shares in Exchange for Convertible Notes and Preferred Stock

On September 22, 2006, we agreed to issue 28,914,976 shares of Class A common stock to certain of the selling securityholders named in this prospectus in exchange for approximately $42.6 million aggregate principal amount at maturity of our 10% notes and 79,246 shares of our 8.25% Series C Convertible Redeemable Preferred Stock. On September 26, 2006, we launched a tender offer to incentivize the conversion of the remaining 10% notes held by certain of the selling securityholders named in this prospectus by offering $320.80, payable solely in shares of our Class A common stock, for each $1,000 of 10% notes validly tendered. These transactions were closed on October 24, 2006, November 8, 2006 and November 13, 2006. By issuing stock in exchange for the 10% notes, we estimate that we were released from obligations to pay approximately $15 million in interest payments over the next three years prior to maturity of the 10% notes. These transactions retired approximately $66.7 million of the approximately $100 million aggregate principal amount at maturity of the 10% notes that was outstanding and all of the Series C preferred stock that was outstanding, effectively converting all of these securities into shares of our Class A common stock.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the offer and sale of any securities by the selling securityholders. We have agreed to pay the expenses of registering the Class A common stock being offered by the selling securityholders pursuant to this prospectus.

SELLING SECURITYHOLDERS

The shares of Class A common stock that are registered for resale under this prospectus were acquired by the selling securityholders in exchange for our 10% senior secured discount convertible notes and our Series C convertible redeemable preferred stock, as described above under “Summary — Issuance of Shares in Exchange for Convertible Notes and Preferred Stock.” The 10% notes and Series C preferred stock were originally issued and sold in transactions exempt from the registration requirements of the Securities Act.

Interest on the notes accreted at a rate of 10% per year through December 31, 2005, such that immediately prior to the issuance of the shares of Class A common stock to the selling securityholders the aggregate principal amount at maturity of the notes was approximately $66.7 million. The accreted value of notes held by the selling securityholders was convertible into shares of our Class A common stock at a conversion price of $3.18 per share. We issued in exchange for notes more than the number of shares of Class A common stock into which the notes were then convertible to eliminate our obligation to pay 10% interest in cash over the next three plus years prior to maturity of these notes.

The selling securityholders that converted their 10% notes in the tender offer received $320.80, payable solely in shares of our Class A common stock, for each $1,000 of 10% notes validly tendered for conversion. The terms for exchange of our Class A common stock for 10% notes in the September 22 agreements and the tender offer are substantially similar except the pricing for the tender offer was based on the average closing price of our Class A common stock for the five-day period ending on November 8, 2006.

The Series C preferred stock, issued in August 2000, was convertible, under the terms of the initial issuance, into the number of shares of our Class A common stock equal to the liquidation preference divided by $8.67. The liquidation preference of each of the 79,246 shares outstanding was approximately $1,512 per share, or an aggregate of approximately $119.9 million of liquidation preference. The Series C preferred stock was redeemable at 104.95% of the liquidation preference upon 30 days prior notice. The terms of exchange with respect to the Series C preferred stock were as if we had called the Series C preferred stock for redemption in the normal course as of September 22, 2006.

The selling securityholders may from time to time offer and sell pursuant to this prospectus the number of shares of Class A common stock as set forth opposite their name in the table below. The following table sets forth the name of the selling securityholders and the following information as of November 10, 2006:

•	the number of shares of Class A common stock beneficially owned by the selling securityholders;

•	the maximum number of shares which may be offered for sale by the selling securityholders under this prospectus;

•	the number of shares beneficially owned by the selling securityholders, assuming all such shares are sold; and

•	the percentage of our outstanding Class A common stock beneficially owned by the selling securityholders (based upon approximately 297,456,000 shares of Class A common stock outstanding as of November 10, 2006).

The selling securityholders may offer all, some or none of the Class A common stock shown in the table. Because the selling securityholders may offer all or some portion of the Class A common stock, we have assumed for purposes of completing the last column in the table that all shares of Class A common stock offered hereby will have been sold by the selling securityholders upon termination of sales pursuant to this prospectus.

Name of Selling Securityholder	Class A Common Stock Beneficially Owned Prior to the Offering	Class A Common Stock Offered Hereby	Class A Common Stock Beneficially Owned After Completion of the Offering		Percentage of Outstanding Class A Common Stock Beneficially Owned After Completion of the Offering
Bear, Stearns & Co. Inc.	8,695,998	5,367,263	3,328,735	(1)	1.1
America Honda Motor Co., Inc.	30,854,747	20,399,060	10,455,687	(2)	3.4
George W. Haywood	4,022,653	3,148,653	874,000	(3)	*
Superius Securities Group, Inc. Profit Sharing Plan	1,740,643	1,740,643	—		*
John Dealy	358,410	202,123	156,287		*
Avdan Partners, L.P.	796,480	316,480	480,000		*
Michael W. Harris	49,733	49,733	—		*
Michael W. Harris IRA Charles Schwab & Co., Inc. Custodian	226,058	226,058	—		*
Paul L. Greenwald and Michelle S. Greenwald	502,686	339,087	163,599		*
Pershing LLC Cust FBO IRA Paul L. Greenwald	542,538	542,538	—		*
SF Capital Partners, Ltd.	3,390,862	3,390,862	—		*
Antonio R. Sanchez, Jr.	602,115	452,115	150,000		*
U.S. Trust Company	452,042	384,298	67,744		*
Richard Buik	22,606	22,606	—		*
AIG DKR SoundShore Holding Ltd.	490,090	490,090	—		*
Peter P. Panels & Floria G. Panels	5,426	5,426	—		*
Peter Panels QRP Charles Schwab & Co., Inc. Custodian	12,659	12,659	—		*
Mac & Co.	22,606	22,606	—		*

*	Less than 1%.
(1)	Represents 2,957,575 shares issuable upon exercise of warrants and 371,160 shares issuable upon conversion of our 1.75% convertible senior notes due 2009.
(2)	Represents shares issuable upon conversion of our 10% senior secured discount convertible notes due 2009, which are the subject of a forward sale agreement as described in our Current Report on Form 8-K and prospectus filed on May 10, 2005.
(3)	Includes 30,000 shares held by Mr. Haywood’s spouse and 9,000 shares held by Mr. Haywood’s children, of which Mr. Haywood disclaims beneficial ownership.

Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors in interest, may offer and sell, from time to time, the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the respective selling securityholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Class A common stock may be sold by or for the account of the selling securityholders or their successors in interest from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale,

•	in the over-the counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	through the settlement of short sales,

•	through a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	through a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account,

•	involving an ordinary brokerage transaction or a transaction in which the broker-dealer solicits purchasers,

•	that are privately negotiated,

•	through an underwritten offering, or

•	through a combination of the above methods of sale.

In connection with the sale of the Class A common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Class A common stock and deliver these securities to close out such short positions, sell short and deliver these securities to close out such short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities.

In addition, upon receiving notice from a selling securityholder that a donee, pledgee or transferee or other successor-in-interest intends to sell shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the transferee. We have agreed with the selling securityholders to keep the registration statement of which this prospectus is a part effective until all shares are sold by the selling securityholders or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act.

The aggregate proceeds to the selling securityholders from the sale of the Class A common stock offered by them hereby will be the purchase price of such shares of Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding Class A common stock is included for quotation on the NASDAQ Global Select Market.

In order to comply with the securities laws of certain jurisdictions, if applicable, the Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling securityholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 or any other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the Class A common stock described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described in this prospectus.

The selling stockholders may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of the Class A common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholders may also sell shares of the Class A common stock short using this prospectus and deliver the Class A common stock covered by this prospectus to close out such short positions, or loan or pledge our common stock to financial institutions that in turn may sell the shares of our common stock using this prospectus. The selling stockholders may pledge or grant a security interest in some or all of the Class A common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if the selling stockholders default in the performance of their obligations, the pledgees or secured parties may offer and sell the Class A common stock from time to time pursuant to this prospectus. The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of Class A common stock and activities of the selling securityholders.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2005;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(3)	Our Current Reports on Form 8-K, filed January 30, 2006, February 16, 2006, March 2, 2006, April 17, 2006, April 20, 2006, April 27, 2006, May 5, 2006, May 30, 2006, July 19, 2006, July 24, 2006, August 4, 2006, August 11, 2006, August 17, 2006, September 5, 2006, September 26, 2006, October 4, 2006, October 27, 2006 and November 13, 2006; and

(4)	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

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